November 30, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 20, 2007
File No. 333-144938

Form 10-Q/A for the quarter ended June 30, 2007
Filed November 2, 2007
File No. 1-33016
Dear Ms. Parker:
     Thank you for the comments included in your letter dated November 29, 2007. I am providing the enclosed responses on behalf of the Company. Both of your comments are reproduced below, with specific responses following each comment.
General
1.	We note that you have filed a free writing prospectus that relates to this offering. It appears that you are not eligible to use a free writing prospectus in connection with this offering. See Rule 164(e) and paragraph 1(iii) of the definition of ineligible issuer found in Rule 405. Please advise.

Response

The Company participated in the RBC Capital Markets MLP Presentation on November 15, 2007 along with several other publicly-traded partnerships in the same industry as the Company (e.g. Inergy, L.P., Enterprise Products Partners, L.P., Copano Energy, LLC, Kinder Morgan Energy Partners, L.P., MarkWest Energy Partners, L.P., Crosstex Energy, L.P., Breitburn Energy Partners, L.P., Alliance Resource Partners, L.P., Genesis Energy, L.P., Legacy Resources LP, EV Energy Partners, L.P., and Atlas Pipeline Partners, L.P. to name a few). Management determined that it was important for the Company to

Anne Nguyen Parker
United States Securities and Exchange Commission
November 30, 2007

participate in this type of conference to position itself as a peer competitor with these other publicly-traded partnerships within the energy industry. The audience was comprised of people in the energy industry invited directly by RBC, including analysts, investors, and other professionals as well as the other companies participating in the presentation.
At the conference, the Company gave an oral presentation accompanied by a slideshow presentation that was filed as a “free writing prospectus” or FWP. This slideshow contained information on the Company and did not contain any language regarding an offer of the Company’s securities. The Company did not intend to use the slideshow as a sales document or to make offers with the slideshow. Copies of the slideshow were available to audience members. The purpose of filing the slideshow presentation as an FWP was to direct members of the audience, who potentially could become purchasers of the Company’s common units from selling unitholders on the open market in the future, to the appropriate statutory prospectus included as part of the Company’s pending registration statement on Form S-1 (333-144938). A disclaimer was included on the slideshow to that effect. Because the Company will have a large percentage of its outstanding common units owned by selling unitholders, there is a possibility that a purchaser in the open market would be purchasing from a selling unitholder. Therefore, the Company deemed it appropriate to assure that this type of purchaser would be directed to the appropriate statutory prospectus filed as part of the above-referenced registration statement.
The Company did not intend at the time and does not intend to solicit any sales of its common units with this slideshow presentation. The purpose of the presentation was to provide business information of the Company to a sophisticated audience expecting to see the type of information included in the slideshow.
We note, as you point out, that under paragraph 1(iii) of the definition of ineligible issuer under Rule 405 that the Company, as a limited partnership not selling in firm commitment underwriting, is indeed ineligible to use the FWP. Because the Company did not intend to use this slideshow as a sales document, the Company intends to take the following steps to ensure that the FWP is not used as a sales document:
1. The Company will remove the slideshow with the FWP disclaimer from its website and will ensure that the slideshow with the FWP disclaimer does not appear on the RBC website.
2. The Company will file a Form 8-K under Item 7.01 that instructs investors that the Company is ineligible to use the FWP, filed on November 15, 2007, under paragraph 1(iii) of the definition of ineligible issuer under Rule 405.
3. The Company will make sure that it does not participate in or facilitate any sales matching up a selling unitholder with a potential purchaser. Transactions will occur only on the open market. The Company will instruct any audience member of the RBC conference who contacts the Company that it is ineligible to use the FWP.

Anne Nguyen Parker
United States Securities and Exchange Commission
November 30, 2007

The Company believes that these steps will eliminate the possibility of any sales occurring through the FWP. Further, the Company will not use the FWP filing in connection with future presentations and will take steps to assure itself offerings by the Company will not occur in connection with these conferences.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows and Capital Expenditures, page 54
2.	You present information in this section as of June 30, 2007. Please update this information to September 30, 2007.

Response

We note your comment. This reference was an erroneous reference to June 30, 2007 and will be changed to reference September 30, 2007. The substantive information in this referenced subsection remains the same. The Company intends to fix this erroneous date in its 424(b) filing and, because of the complexities of requesting and receiving the necessary consents from various experts, requests that the Company not be required to file a full amendment to correct this reference.
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     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate company personnel to contact the staff directly, we would be happy to do so, I can be reached at (713) 951-5864.
Very truly yours,
/s/ Thomas R. Lamme
Thomas R. Lamme